

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 21, 2024

Kenneth Gianella
Chief Financial Officer
Quantum Corporation
224 Airport Parkway, Suite 550
San Jose, CA 95110

> **Re: Quantum Corporation**
> **Form 10-K for Fiscal Year Ended March 31, 2024**
> **File No. 001-13449**

Dear Kenneth Gianella:

    We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Brian Cabrera